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                          December 20, 2023

       Khar Heng Choo
       Chief Executive Officer
       Knorex Ltd.
       21 Merchant Road
       #04-01
       Singapore 058267

                                                        Re: Knorex Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
18, 2023
                                                            CIK No. 0001982960

       Dear Khar Heng Choo:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, the registration statement must include interim financial statements for the six months ended June 30, 2023.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Matthew
Crispino at 202-551-3456 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Louise L. Liu